Exhibit (d)(3)

March 1, 2026

CONFIDENTIAL

Jeremy Bender

Chief Executive Officer and President

Day One Biopharmaceuticals, Inc.

1800 Sierra Point Parkway, Suite 200

Brisbane, CA

Dear Mr. Bender:

Reference is made to our discussions regarding the proposed acquisition (the “Proposed Transaction”) of all of the issued and outstanding equity interests of Day One Biopharmaceuticals, Inc. (the “Company”) by Les Laboratoires Servier or one of its designated affiliates (collectively, “Servier”). In order to facilitate continued discussions between the Company and Servier with respect to the Proposed Transaction, and understanding that Servier has devoted substantial time and effort to and intends to continue to devote time and effort during the Exclusivity Period (as defined below) to the Proposed Transaction, the parties hereto hereby agree as set forth below.

1. Exclusivity. During the Exclusivity Period, the Company shall not, and shall cause its subsidiaries and its and their respective Representatives (as defined below) not to (other than with respect to Servier or any of its Representatives), directly or indirectly, (a) solicit, initiate, seek, propose, knowingly encourage (including by way of furnishing information) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, offer, proposal or indication of interest that constitutes, or could reasonably lead to, an Acquisition Proposal (as defined below), (b) engage in, continue or otherwise participate in any discussions or negotiations relating to, enter into any agreement, arrangement or understanding (whether or not binding) relating to, or otherwise cooperate in any way with, any Acquisition Proposal or any inquiry, offer, proposal or indication of interest that could reasonably lead to an Acquisition Proposal, (c) furnish any information relating to the Company or any of its subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to any person in connection with any Acquisition Proposal or any inquiry, offer, proposal or indication of interest that constitutes, or could reasonably lead to, an Acquisition Proposal, (d) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or any inquiry, offer, proposal or indication of interest that could reasonably lead to an Acquisition Proposal, or (e) resolve, propose or agree to do any of the foregoing. The Company shall, and shall cause its subsidiaries and its and their respective Representatives to, immediately terminate any and all discussions or negotiations with any party other than Servier (and its Representatives) with respect to any Acquisition Proposal or any inquiry, offer, proposal or indication of interest that constitutes, or could reasonably lead to, an Acquisition Proposal.

2. Certain Definitions. For purposes of this letter agreement, the following terms shall have the following meanings:

(a) “Acquisition Proposal” means any inquiry, offer, proposal or indication of interest (in writing or otherwise) from any third party relating to any transaction, or series of related transactions, involving: (i) any acquisition or purchase by any third party, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of outstanding voting or equity securities of the Company, (ii) any merger, amalgamation, consolidation, share exchange, business combination, asset acquisition, sale, joint venture, license, collaboration, research and development or other similar transaction involving assets or businesses that constitute or represent 15% or more of the consolidated revenue, net income or assets of the Company and its subsidiaries, taken as a whole, or (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other corporate reorganization of the Company or any of its subsidiaries.

(b) “Exclusivity Period” means the period commencing upon the Company’s execution and delivery of this letter agreement on the date first written above and ending at 11:59 p.m. Pacific Time on March 9, 2026.

(c) “Representatives” of a person means such person’s subsidiaries and its and their respective officers, directors and employees (solely with respect to employees, those who are aware of the Proposed Transaction) and its and their respective agents, advisors (including legal counsel and financial advisors), and consultants acting in the scope of their service to such person.

3. Notification. At all times until expiration of the Exclusivity Period, the Company shall promptly (and in any event within 24 hours after the receipt thereof by any director or officer of the Company) notify Servier if the Company or any of its Representatives receives any inquiry, indication of interest, proposal or offer regarding or relating to an Acquisition Proposal or that could reasonably be expected to result in an Acquisition Proposal. The foregoing notice shall include the names of such person or group of persons making such Acquisition Proposal or inquiry, indication of interest, proposal or offer, a copy of all information and communications from such person or persons conveyed in writing (including information transmitted electronically), and a reasonably complete summary of all material communications from such person or persons conveyed verbally. From and after the receipt of any such inquiry, indication of interest, proposal or offer, the Company shall keep Servier promptly informed of any amendment or modification to the amount or type of consideration and any other material amendment or modification to any Acquisition Proposal. To the extent the Company is prohibited from complying from the obligations in this Section 3 due to a confidentiality obligation in existence as of the date hereof, the Company shall provide as much information as it is able to provide in compliance with such confidentiality obligations, including at minimum the existence of such inquiry, indication of interest, proposal or offer, and the amount and type of consideration contemplated therein.

4. Confidentiality. The parties hereto agree that the existence and terms of this letter agreement, their discussions regarding the Proposed Transaction, including the nature and status of such negotiations, and any other memoranda, letters or agreements between the parties hereto relating to the Transaction, shall be deemed to be confidential under the terms of the mutual confidentiality agreement, dated February 6th, 2026, by and between Servier and the Company (the “Confidentiality Agreement”).

5. Definitive Agreements. The parties hereto agree that unless and until a definitive written agreement with respect to the Proposed Transaction has been executed and delivered (and in that case, subject to the terms, conditions and limitations set forth therein), neither Servier nor any of its affiliates nor the Company will be under any legal obligation of any kind whatsoever with respect to the Proposed Transaction by virtue of this letter agreement or any written or oral expression with respect to the Proposed Transaction by any of the respective Representatives of either Servier or the Company, in each case, except for the following (which shall constitute binding and legally enforceable obligations of the applicable parties): (a) the obligations of the Company pursuant to this letter agreement and (b) the obligations of the parties set forth in the Confidentiality Agreement.

6. Representatives; No Conflicts. The Company hereby agrees that any action taken or not taken by one or more of its subsidiaries, or by its Representatives, that would constitute a breach of this letter agreement if taken or not taken by the Company will constitute a breach of this letter agreement by the Company and the Company shall be liable for such breach. The Company represents and warrants to Servier that (a) the Company’s entry into this letter agreement has been authorized by the Board of Directors of the Company, and (b) the Company has the legal right and authority to perform its obligations under this letter agreement.

7. Governing Law and Venue for Dispute Resolution.

(a) This letter agreement shall be governed by the internal laws of the State of Delaware applicable to contracts wholly executed and performed within the State of Delaware without regard to any conflict of law principles.

(b) Each party hereby irrevocably and unconditionally agrees to resolve all disputes arising out of or relating to this letter agreement exclusively in the state courts located within the State of Delaware, and each party hereby consents to the personal jurisdiction of such courts for the purposes of any action, suit or proceeding arising out of or relating to this letter agreement. Each party hereby irrevocably and unconditionally waives any objection to the personal jurisdiction and laying of venue of any action, suit or proceeding arising out of or relating to this letter agreement in the state courts located in the State of Delaware, and hereby further irrevocably and unconditionally waives its right and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

8. Specific Performance. The parties hereto agree that irreparable harm would occur, and that monetary damages would not be a sufficient remedy, in the event that the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party hereto agrees that the other party hereto shall be entitled to injunctive relief in the event of a breach of this letter agreement, including an injunction to prevent any continuing breach or violation of the provisions of this letter agreement, and the remedy of specific performance to enforce specifically the terms and provisions thereof in any court having jurisdiction. The parties hereto agrees that the other party hereto shall not be required to provide any bond or other security in connection with any such injunction or order or decree of specific performance or in connection with any related legal proceeding. The foregoing remedies shall not be deemed to be the exclusive remedy for any breach or violation of this letter agreement, but shall instead be in addition to any and all other remedy or remedies to which the parties hereto may be entitled at law or in equity. No failure or delay by either party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

9. Counterparts. This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall constitute the same agreement. Signatures to this letter agreement transmitted by electronic mail in “portable document format” (.pdf) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature. The parties hereto may sign electronically this letter agreement, and no party hereto may oppose or dispute the validity and/or enforceability of the letter agreement signed electronically either before a court, an arbitration tribunal or otherwise.

10. Miscellaneous. The parties hereto acknowledge and agree that the mutual covenants contained in this letter agreement, and other good and valuable consideration provided by Servier contemplated herein, constitute good and sufficient consideration for the grant by the Company of the rights and obligations set forth in this letter agreement. This letter agreement may be amended, modified or extended only by a written agreement signed by each of the parties hereto.

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If the foregoing terms are acceptable to the Company, please indicate the concurrence of the Company with the terms and conditions set forth in this letter agreement by executing below. We look forward to the successful completion of the discussions contemplated by this letter agreement.

Very truly yours,

LES LABORATOIRES SERVIER

By:	/s/ Olivier Laureau
Name:	Olivier Laureau
Title:	President, Servier Group

AGREED AND ACCEPTED:

DAY ONE BIOPHARMACEUTICALS, INC.

By:	/s/ Charles York
Name: Charles York
Title: Chief Operating and Financial Officer

(Exclusivity Agreement)